COLUMBIA ETF TRUST

225 Franklin Street

Boston, MA 02110

June 16, 2014

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Response to SEC review of October 31, 2013 N-CSR and related filings for Columbia ETF Trust

Dear Ms. Hatch,

This letter is in response to your comment provided telephonically on May 30, 2014 relating to the annual N-CSR and related filings for certain series of Columbia ETF Trust (the “Trust”) for the fiscal year ended October 31, 2013. Your comment is set forth below, followed by our response.

1.	In the October 31, 2013 annual shareholder report for the Trust, the ratio to average net assets of “Expenses, net of expense waivers” presented in the Financial Highlights for each of Columbia Large Cap Growth ETF, Columbia Select Large Cap Growth ETF and Columbia Select Large Cap Value ETF (individually a “Fund”, collectively the “Funds”) is inconsistent with the “Total annual fund operating expenses after fee waivers and/or expense reimbursements” in each Fund’s March 1, 2014 Prospectus Fee Table. Please explain.

Response: The difference in the net expense ratios is a result of changes to contractual fee cap arrangements.

The table below summarizes the net expense ratios disclosed in the Trust’s October 31, 2013 annual report to shareholders and March 1, 2014 Prospectuses:

Fund	10/31/13 Annual Report	3/1/14 Prospectus
Columbia Large Cap Growth ETF	0.83%	0.82%
Columbia Select Large Cap Growth ETF	0.84%	0.80%
Columbia Select Large Cap Value ETF	0.80%	0.74%

Financial Highlights

During the fiscal year ended October 31, 2013, each Fund had two different contractual expense cap arrangements – one that was in place through February 28, 2013 and another (at different rates) beginning on March 1, 2013. As the Funds exceeded their respective expense caps throughout the fiscal year, the net expense ratio disclosed in each Fund’s Financial Highlights represents a weighted average of the expense caps in effect for each Fund during the fiscal year. For details of these expense cap arrangements, please refer to Note 3 in the Notes to Financial Statements included in the Funds’ annual report to shareholders.

Responses to N-CSR Comments

June 16, 2014

Prospectus Fee Table

Pursuant to Form N-1A, Item 3., Instruction 3.(e), the Funds included in their Annual Fund Operating Expenses tables both their gross expense ratios and their expense ratios net of a contractual expense cap arrangement in effect from March 1, 2014 through February 28, 2015. These current expense caps differ from the prior expense caps and weighted average expense caps in the Financial Highlights.

We hope that this response adequately addresses the staff comment. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary